Exhibit 99.1

Merus announces $27 million bought deal

TORONTO, Feb. 19, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] has entered into an agreement with a syndicate of underwriters (collectively, the "Underwriters") to purchase, on a bought deal private placement basis, 14,250,000 subscription receipts of the Company (the "Subscription Receipts"), at a price of $1.90 per Subscription Receipt, for aggregate gross proceeds of $27,075,000 (the "Offering").   The proceeds of the Subscription Receipts will be held in escrow and released to the Company upon the completion of a prospective acquisition.  Each Subscription Receipt will convert into one special warrant of the Company upon completion of the acquisition (the "Special Warrants"), with each Special Warrant being convertible into one common share of the Company.

The proceeds of the Offering, together with an advance under the Company's amended and restated credit facility announced on February 1, 2016, will be used to fund a prospective acquisition of four pharmaceutical products in a key European market.  The proposed transaction is with a top 10 global pharmaceutical company.
The anticipated purchase price for the basket of off-patent established products is €22.5 million, representing approximately 6.1 times expected forward looking EBITDA.

The Company has not yet entered into a definitive agreement in connection with the acquisition and there is no assurance that the acquisition will be concluded.  If the acquisition is not concluded within 60 days of issuance of the Subscription Receipts, or 90 days at the election of one of the co-lead Underwriters, on behalf of the Underwriters, then the Subscription Receipts will be cancelled and the funds held in escrow returned to the investors.

The Offering is scheduled to close on or about March 1, 2016, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approvals of the Toronto Stock Exchange and the NASDAQ stock market.

Upon request of either of the co-lead Underwriters, the Company will use its best efforts to file a prospectus supplement further to its base shelf prospectus dated October 30, 2015 in order to qualify the issuance of the common shares upon conversion of the Special Warrants in Canada.  The prospectus supplement will be filed following the filing of a business acquisition report by the Company in connection with the acquisition of products from UCB Pharma on February 4, 2016.  The Special Warrants will automatically convert into common shares upon the earlier of (i) the third business day following the filing of the prospectus supplement, and (ii) the date that is four months and one day from the date of the closing of private placement.

The securities to be issued under this offering will be offered by way of private placement exemptions in all the provinces of Canada and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.  All securities issued pursuant to this offering will be subject to a statutory four-month hold period in accordance with Canadian securities legislation, subject to the prospectus qualification referred to above.  The securities being offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise and commercial platform in Europe, Canada and select other markets to deliver value.

Non-IFRS Financial Measures

The terms "EBITDA" and "adjusted EBITDA" are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes EBITDA and adjusted EBITDA are important measurements that allow it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization (including impairment charges). Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation), foreign exchange gains or losses, investment income or expense, and acquisition costs. The Company's method for calculating EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA and adjusted EBITDA used by other issuers. See the Company's MD&A for a reconciliation of these measures to loss from continuing operations (the nearest IFRS measure). Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, completion of the private placement and prospective acquisition, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations (including, without limitation, statements with respect to revenue, EBITDA and Adjusted EBITDA). Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions (including the Acquisition), Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Phone: (416) 593-3725, Email: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 07:58e 19-FEB-16